GAMBRO®

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04 JAN 29 AM 7:21

04012470

Stockholm, January 22, 2004

SUPPL

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Pia Irell
Director, Investor Relations
Tel. + 46 8-613 65 91
Fax +46 8 613 65 78

dw 1/30

Enclosure:
Press Release January 16, 2004 – Invitation – Year end report January-December 2003

Press Release January 20, 2004 – Invitation Capital Markets Day 2004 – Florida March 17-18

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,770 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,300 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

GAMBRO®

04 JAN 29 AM 7:21

INVITATION
January 16, 2004

Year end report January-December 2003

The Gambro year end report January-December 2003 will be released on Tuesday, February 10, 2004 at approximately 13.00 hrs CET (12.00 hrs UK).

Presentation in Stockholm

The report will be presented on the same day at 15.30 hrs CET by Sören Mellstig, President and CEO of Gambro together with Lars Granlöf, Senior Vice President and CFO. The presentation will take place in "Aulan" at Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm. Coffee and light refreshments will be available from 15.00 hrs.

Teleconference and web cast

Sören Mellstig will also be holding a teleconference later that day to review the results.

Time:	Tuesday, February 10 at 17.30 hrs CET time (16.30 hrs UK)
Dial-in:	+44 (0)20 7162 0188 (if calling from Europe) / +1 334 323 6203 (if calling from the US). Please ask to be connected to the Gambro teleconference.
Internet:	It will also be possible to listen to the teleconference live on the internet. Please find all information on Gambro's web site: www.gambro.com/investors/.
Replay:	+44 (0)20 8288 4459 (if calling from Europe), access code: 359412 +1 334 323 6222 (if calling from the US), access code: 359412. This replay will be available until February 24, 2004. Alternatively, you can access the replay facility via Gambro's web site address given above. This will be available until December 31, 2004.

The teleconference slide presentation will be available from 14.00 hrs CET time on February 10 on Gambro's web site: **www.gambro.com/investors/.** If you have difficulties accessing the web site, please telephone Gambro's webmaster on +46 (0)8 613 6568 for a fax or Email copy.

We hope you can participate and would be grateful if you could return the reply form to Ingun Rutenius, by fax: +46 (0)8 613 6578, by Email to ingun.rutenius@gambro.com, or alternatively call her on telephone: +46 (0)8 613 6582.

Sincerely,

Pia Irell
Director, Investor Relations

Bengt Modéer
Senior Vice President,
Corporate Communications

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,350 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

January 16, 2004

To: Ingun Rutenius
Gambro AB
Phone: +46 (0)8 613 65 82
Fax: +46 (0)8 613 65 78
Email: ingun.rutenius@gambro.com

Gambro's year end report January-December 2003

- o Yes, I will attend the **presentation** of Gambro's year end report on Tuesday, February 10, at 15.30 hrs CET in "Aulan" at Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm. The presentation will be given in English or Swedish, depending on the audience.

- o Yes, I would like to participate in the **teleconference** at 17.30 hrs on Tuesday, February 10.

Name: ______________________________

Company: ______________________________

Phone: ______________________________

File No 82-34731

GAMBRO®

INVITATION
January 20, 2004

CAPITAL MARKETS DAY 2004
March 17-18, 2004
Ft. Lauderdale · Florida · USA

Dear Investment Professional,

Gambro is pleased to invite you to its Capital Markets Day in Ft. Lauderdale, USA, on March 17-18, 2004. The program will start on March 17 at 3:30 pm (EST) with a presentation and a visit to a Gambro dialysis clinic. The visit will be followed by a dinner at which time you will have the opportunity to speak with members of the Gambro management team. On March 18 the agenda will include presentations by Gambro top management, for further details please see the attached agenda.

Gambro has reserved a block of rooms at the **Riverside Hotel,** Address: 620 East Las Olas Boulevard, Ft. Lauderdale, FL 33301, **Phone: +1 954 467 0671, Fax: +1 954 832 0200. We kindly ask that you contact them directly to make your own reservation**. Please mention "**GAMBRO**" and a room will be available for you at a reduced Gambro rate (USD 179.00 in an Executive Tower Deluxe room, USD 149 in a Traditional Standard room). The room block has been secured for the nights of March 16, 17, and 18 to accommodate for your travel needs.

If you would like to attend Gambro's Capital Markets Day, please complete the attached **reply** form and return it to Ingun Rutenius by email: ingun.rutenius@gambro.com or by telefax +46 8 613 65 78.

If you are unable to attend, the **presentations** (audio and slides) **will be available on Gambro's website www.gambro.com/investors.**

If you have any queries, please do not hesitate to contact Ingun Rutenius +46 8 613 65 82, or Pia Irell +46 705 13 65 91.

We look forward to seeing you in Ft. Lauderdale!

Yours sincerely,
Pia Irell
Director, Investor Relations

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,350 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

INVITATION
January 20, 2004

PROGRAM

Wednesday, March 17, 2004

Location:	**Riverside Hotel** **Address: 620 East Las Olas Boulevard, Ft. Lauderdale, FL 33301** **Phone: +1 954 467 0671, Fax: +1 954 832 0200**
15:30	**Welcome and practical introduction** Betty Paret, Director of Client Services, Training and Education Pia Irell, Director Investor Relations
15:45	**How to run dialysis service business in the U.S.** Dennis Kogod, West Division Chief Operating Officer
16:30	Transportation
17:00	**Clinic visit**
18:30	Back at the hotel
19:30	Dinner at the Riverside Hotel
	Welcome and the Gambro journey Sören Mellstig, President and CEO

Thursday, March 18, 2004

7:00	Breakfast buffet served outside the conference room at the Riverside Hotel
8:00-8:10	**Introduction** Sören Mellstig, President and CEO
8:10-9:10	**Gambro Healthcare US** Larry C. Buckelew, President and CEO, Gambro Healthcare US
9:10-10:10	**Quality of care and medical outcomes** Juan Bosch, Chief Medical Officer
10:10-10:30	Break
10:30-11:30	**Gambro BCT** David Perez, President, Gambro BCT
11:30-12:30	**Gambro Healthcare Laboratory Services** Jim Booth, Chief Operating Officer, Support Services Division
12:30-13:20	Lunch buffet

13:20 Bus transportation from the hotel to Gambro Healthcare Laboratory Services
3951, SW 30th Avenue, Fort Lauderdale, US-FLORIDA 33312
Tel: +1 954 585 1100
Fax: +1 - 954 585 1181

Smaller groups circulating (3 stations):

14:00-15:00 **Laboratory visit**

15:00-16:00 **Documentation and E-signature**
Scott Bartos, East Division Chief Operating Officer
Jayne Odom, Sr. Manager, Applications

16:00-17:00 **Gambro's Compliance Organization and the subpoena**
Kevin Smith, President, Gambro Inc, and Chris Riopelle, Senior Vice President, Chief Compliance Officer, Gambro Inc. and Gambro Healthcare

Large group:

17:00-18:00 **Overall Q&A session and concluding remarks**
Sören Mellstig, President and CEO and Lars Granlöf, CFO

End of the program

GAMBRO

INVITATION
January 20, 2004

CAPITAL MARKETS DAY 2004
March 17-18, 2004

To attend Gambro's Capital Markets Day, please send this form to
Ingun Rutenius, Gambro AB
Fax: +46 (0)8 613 65 78
Phone: +46 (0)8 613 65 82
Email: ingun.rutenius@gambro.com

	Yes	No
I would like to attend the presentation and clinic visit on March 17	❑	❑
I would like to attend the dinner on March 17	❑	❑
I would like to attend the presentations on March 18	❑	❑

Name: ....

Company: ....

Tel: ....

Fax: ....

Email: ....

My travel details are:
(For proposals see next page)

Date and time of arrival: ....

Flight number: ....

Arriving in (circle one): Miami Fort Lauderdale

Please arrange transportation from the airport to the hotel for me upon my arrival ❑

Date and time of departure: ....

Flight number: ....

Please remove my name from this list ❑